[ELLIS FUNK, P.C. LOGO]

Robert N. Dokson Neal J. Fink Robert B. Goldberg (GA & SC) Amy L. Kaye Albert L. Labovitz (GA & AL) M. Barry Leitz	Attorneys At Law One Securities Centre Suite 400 3490 Piedmont Road, N.E. Atlanta, Georgia 30305-1743 404-233-2800 Facsimile 404-233-2188	Of Counsel: Donald J. Ellis (GA & VA) David I. Funk Russell H. Kasper, P.C. Jane R. Leitz Clay M. White E-mail: rgoldberg@ellisfunk.com

November 20, 2006

Ms. Sara Kalin
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C 20549

Re:  Allegiant Travel Company
        Amendment No. 2 to Registration Statement on Form S-1 Filed on
        August 23, 2006
        File No. 333-134145

Dear Ms. Kalin:

        We have today filed with the Commission on the EDGAR system Amendment No. 3 to the above-referenced Registration Statement. This letter is in response to the Staff's comment letter issued on September 6, 2006, with respect to the above-referenced matter. The following responds to the item numbers in the Staff's comment letter:

General

1.
We will forward comments, if any, on your Confidential Treatment Application under separate cover when we complete our review.

Company Response:

        We acknowledge the Staff's response and await any comments on the outstanding confidential treatment request.

Risk Factors page 11

We may be subject to unionization, work stoppages, slowdowns or increased labor costs, page 11

2.
We note that your pilots have recently formed an in-house pilot association and have requested a pay increase. Please expand this risk factor to provide quantified information regarding the amount of the requested pay increase, if material to your business. Additionally, please make similar revisions in your MD&A and Business sections as appropriate.

Ms. Sara Kalin
November 20, 2006

Company Response:

        In response to the Staff's comment, the Company has added disclosure in the Risk Factor section and in the Business description to the effect that it has now reached an agreement with its pilot group. We did not include anything further in the MD&A section since the Company does not believe that future costs will be materially affected.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 39.

General

3.
It appears from your discussion of "The Offering" (on page 7), that you intend to issue 100,000 shares of restricted stock to your employees coincident with your offering. Please expand your discussion in MD&A to discuss the amount of expense that you expect to recognize both in the aggregate and on a per share basis, in connection with the grant of the equity shares. If the compensation expense that you intend to recognize for the issuance of the restricted shares will not be based upon your initial public offering price, please explain why—citing the specific factors that you believe would result in a different measure of the fair value of the equity shares.

Company Response:

        The Company intends to record expense from the grant of restricted shares based on the initial public offering price. In response to the Staff's comment, we have expanded the discussion in MD&A to indicate the amount of expense to be recognized on a per share and aggregate basis.

Liquidity and Capital Resources

Commitments and Contractual Obligations, page 51

4.
We note that your long-term debt obligations disclosed in your contractual obligations table do not agree with your long-term debt balance disclosed in both your balance sheet and Note 4 to your financial statements. As such, please reconcile this difference. If your long-term debt obligations disclosed in your contractual obligations table include interest expense, please disclose this fact.

Company Response:

        The amount of the long-term debt obligations listed in the table in MD&A includes scheduled interest payments. We have added a sentence to that effect in response to the Staff's comment.

Ms. Sara Kalin
November 20, 2006

Business, page 64

Aircraft and Fleet, page 75

5.
On page 76, revise to omit the comparisons with American Airlines, Delta Airlines and Northwest Airlines. Additionally, provide support for your statement that the average number of cycles is "the most important measure of an aircraft's life," or revise to remove this statement.

Company Response:

        We have revised the "Aircraft and Fleet" discussion in response to the Staff's comment.

Financial Statements

Consolidated Statements of Operations, page F-4

6.
We have reviewed your response to our prior comment number 6. However, it does not appear that your computations of the unaudited pro forma earnings per share amounts presented on the face of your statement of operations give effect to the conversion of your preferred shares to common shares in connection with your offering. As such, please revise the unaudited pro forma earning per share data presented on your statements of operations, or advise.

Company Response:

        As disclosed previously in Note 1 to the consolidated financial statements under the caption Unaudited pro forma information, the impact of the exchange of redeemable convertible preferred shares into common shares has been included in the computation of unaudited pro forma earnings per share on a 0.76 to 1 conversion ratio, assuming the "clawback" provision described elsewhere in the registration statement occurs. In response to the Staff's comment, we have expanded the disclosure in Note 1 to make reference to the clawback provision and the basis for the conversion of the preferred shares into common stock using the 0.76 to 1 conversion ratio.

        It should be noted that in calculating basic and diluted earnings per share on a pro forma basis for 2005, the Company has assumed the preferred shares were converted into common shares effective January 1, 2005.

7.
In addition, please provide a reconciliation in Note 1 to your financial statements—similar to your reconciliation of net income to dilutive earnings per share—which reconciles your reported net income to pro forma earnings per share.

Ms. Sara Kalin
November 20, 2006

Company Response:

        In response to the Staff's comment, a reconciliation of reported net income to pro forma net income for the year ended December 31, 2005 and the nine months ended September 30, 2006 used in determining earnings per share on an actual and pro forma basis has been included in Note 1 to the consolidated financial statements.

Consolidated Statements of Cash Flows, page F-6

8.
Based upon Note 1 to your financial statements, it appears that you have both purchased and sold short-term investments during the six-month period ended June 30, 2006. As such, it appears that you have netted the purchases and sales of these investments in a single line item—"Purchase of short-term investments"—in your cash flow statement. As certain of your investments have original maturities of greater than three months, we believe that you should separately present the purchases and sales of your investments on a gross basis. Please revise your presentation of the cash flows resulting from your short-term investment activity, accordingly, or tell us why you believe that your "net" presentation of the cash flows associated with your short-term investments is appropriate. Refer to the guidance outlined in paragraphs 11 through 13 of SFAS No. 95.

Company Response:

        In response to the Staff's comment, we have revised the presentation of purchases and sales of short-term investments in the cash flow statement for the nine-month period ended September 30, 2006. Captions used in the consolidated statements of cash flows to reflect purchases and maturities of short-term investments have now been presented on a "gross" basis consistent with the guidance provided in paragraphs 11 through 13 of SFAS No. 95.

9.
We note that you disclosed cash outflows of approximately $11.6 million relating to the purchase of short-term investments during the six-months ended June 30, 2006. However, in the prior amendment to your registration statement, you disclosed cash outflows of approximately $21.2 million relating to the purchase of short-term investments during the three-month period ended March 31, 2006. As such, it appears that you sold a significant amount of short-term investments during the quarterly period ended June 30, 2006. Due to the significant amount of activity related to your short-term investments, we believe you should expand Note 1 to your financial statements to include all of the disclosures required by paragraph 21 of SFAS No. 115.

Company Response:

        In response to the Staff's comment, Note 1 to the consolidated financial statements has been expanded to describe the purchase and sale activity of short-term investments occurring during the year ended December 31, 2005 and the nine months ended September 30, 2006, provided by paragraph 21 of SFAS No. 115. Please also see our response to Comment No. 8 above addressing the "gross basis" presentation of purchase and sale activity for short-term investments now included in the consolidated statements of cash flows.

Ms. Sara Kalin
November 20, 2006

Accounting for Maintenance Reserves

        As we have discussed, we made a "pre-clearance" submission to the Office of Chief Accountant ("OCA") with respect to our accounting treatment of maintenance deposits under our aircraft leases. The OCA determined that our accounting treatment is proper and we continue to file the financial statements on that basis. We have included additional disclosures in the footnotes to the financial statements and in the critical accounting policies section of Management's Discussion and Analysis regarding the accounting treatment used by the Company for its maintenance reserves.

Confidential Treatment Request

        In addition to the confidential treatment request we filed with Amendment No. 1 on July 6, 2006, we have filed simultaneously herewith a confidential treatment request with respect to a recently signed contract being filed as an Exhibit with this Amendment No. 3.

IPO Timing

        Please be advised that we currently expect to request acceleration of effectiveness for this Registration Statement during the week of December 4, 2006, and would appreciate your consideration of that expedited timetable in the review of Amendment No. 3.

        Please contact me at (404) 233-2800 should you require additional information or have questions regarding this letter.

Sincerely,
Robert B. Goldberg

RBG:jll
cc:  Maurice J. Gallagher, Jr.
       Andrew C. Levy
       Mark Smith, Esq.